COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/23/16	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   4 World Trade Center, 44th Floor, New York, NY, 10007
3. Provide the applicant's mailing address (if different):

SEC Mail Processing Section DEC 01 2016 Washington DC



16019731

RECEIVED 2016 DEC -1 PM 2:39 SEC / TM

4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sophia Lee (Name) General Counsel (Title) (646) 343-2040 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Sophia Lee, General Counsel
   4 World Trade Center, 44th Floor, New York, NY, 10007
7. Provide the date applicant's fiscal year ends: December 31st
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 11/23/2016 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: [signature] (Signature) Sophia Lee, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 23rd day of November (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires 8/22/2019 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BENJAMIN B AISEN Notary Public, State of New York No. 02AI6247140 Qualified in New York County Commission Expires Aug. 22, 2019

Investors' Exchange LLC
4 World Trade Center, 44th Floor
New York, New York 10007
1 646 343 2000 tel
1 888 481 9706 tel
www.iextrading.com

November 23, 2016

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 02549-7010

Re: Investors' Exchange LLC – Amendment No. 10 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

Enclosed for your review is Amendment No. 10 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc.

Please note that this Amendment reflects minor updates to Addendums J-2 and J-5 that are not substantive or material. All else has remained the same since our initial filing on August 21, 2015, as amended by Amendment No. 1 filed on September 9, 2015, Amendment No. 2 filed on February 29, 2016, Amendment No. 3 filed on March 4, 2016, Amendment No. 4 filed on March 7, 2016, Amendment No. 5 filed on May 27, 2016, Amendment No. 6 filed on June 27, 2016, Amendment No. 7 filed on July 27, 2016, Amendment No. 8 filed on August 5, 2016, and Amendment No. 9 filed on October 18, 2016.

Exhibit C	Information for each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange.
Addendum K-1	List of each shareholder that directly owns 5% or more of a class of a voting security of the applicant.

Please feel free to contact me at (646) 343-2040 with any questions in connection with this matter. Thank you.

Regards,



Sophia Lee
General Counsel
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	May 31, 2016
Estimated average burden hours per response	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit C

Investors' Exchange LLC

Date of filing: November 23, 2016

Date as of which the information is accurate: November 23, 2016

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

IEX Group, Inc. (IEXG)

1. IEX Group, Inc. (IEXG) is located at 4 World Trade Center, Floor 44, New York, NY 10007
2. IEXG is a corporation.
3. IEXG is formed under the laws of Delaware, under Section 102 of the Delaware General Corporate Law. IEXG was incorporated on June 27, 2012.
4. IEXG is the parent company of Investors' Exchange LLC and owns 100% of its membership interests.
5. IEXG is a holding company which owns 100% of the equity of the Exchange and of IEX Services LLC (IEXS). IEXG is the entity through which the ultimate owners of the applicant hold their ownership interest in the applicant and its affiliates. IEXG is the primary employer of all IEX personnel. All registered personnel are "Associated Persons" of IEXS. IEXG is also a technology company which develops technology and licenses it to its subsidiaries for use in addition to providing certain support and administrative services to its subsidiaries via Software License and

Expense Sharing Agreements. Although IEXG will not itself carry out regulatory functions, its activities with respect to the operation of the Exchange must be consistent with, and not interfere with, the Exchange's self-regulatory obligations. The proposed IEXG corporate documents include provisions that are designed to maintain the independence of the Exchange's self-regulatory function from IEXG, enable the Exchange to operate in a manner that complies with federal securities laws, including the objectives of Sections 6(b) and 19(g) of the Act, and facilitate the ability of the SEC to fulfill their regulatory and oversight obligations under the Act. For example, IEXG submits to the SEC's jurisdiction with respect to activities relating to the Exchange, and agrees to provide to the SEC and the Exchange access to its books and records that are related to the operation or administration of the Exchange. In addition, to the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of the Exchange for purposes of, are subject to oversight pursuant to, the Act. IEXG also agrees to keep confidential non-public information relating to the self-regulatory function of the Exchange and not to use such information for any non-regulatory purpose. In addition, the board of directors of IEXG, as well as its officers, employees, and agents, are required to give due regard to the preservation of the independence of the Exchange's self-regulatory function. Further, IEXG Operating Agreement requires that any changes to the IEXG Certificate of Incorporation and Operating Agreement be submitted to the Board of Directors of the Exchange, and if such amendment is required to be filed with the SEC pursuant to Section 19(b) of the Act, such change shall not be effective until filed with, or filed with and approved by, the SEC. The IEXG proposed Amended and Restated Certificate of Incorporation includes restrictions on the ability to own and vote shares of IEXG. These limitations are designed to prevent any shareholder from exercising undue control over the operation of the Exchange and to assure that the Exchange and the SEC are able to carry out their regulatory obligations under the Act.

6. This is inapplicable.
7. The following are the articles of incorporation and amendments:
   - Attached as Addendum C-2 is the Third Amended and Restated Certificate of Incorporation of IEXG, dated January 4, 2016, as filed with the Delaware Secretary of State.
8. The following are the by-laws and amendments:
   - Attached as Addendum C-4 are the amended and restated by-laws of IEXG, adopted on November 30, 2015.
9. The following are the officers and members of the Board of Directors of IEXG.

Name	Corporate Title	Functional Title
Bradley Katsuyama	Officer / Board Member	Chief Executive Officer
John Schwall	Officer / Board Member	Chief Operating Officer & Chief Compliance Officer
Ronan Ryan	Officer / Board Member	President
Robert Park	Officer / Board Member	Chief Technology Officer
Sophia Lee	Officer	General Counsel & Secretary
Lloyd Feller	Board Member	N/A
Alex Finkelstein	Board Member	N/A

10. Association with the applicant has not ceased during the previous year.

IEX Services LLC (IEXS)

1. IEX Services LLC (IEXS), located at 4 World Trade Center, Floor 44, New York, NY 10007.
2. IEXS is a limited liability company.
3. IEXS is formed under the laws of Delaware, January 12, 2013.
4. IEXS is also wholly owned by IEXG, which is the parent of Investors' Exchange LLC.
5. IEXS is a broker-dealer that will be a facility of the Exchange, responsible for outbound routing only.
6. This is inapplicable.
7. See the following:
   - Attached as Addendum C-5 is the Certificate of Formation of IEX Services LLC, dated January 22, 2013, as filed with the Delaware Secretary of State.
8. See the following:
   - Attached as Addendum C-6 is the Second Amended and Restated Operating Agreement of IEXS.
9. The following are the officers and members of the Board of Directors of IEXS.

Name	Corporate Title	Functional Title
Bradley Katsuyama	Officer / Board Member	President & Chief Executive Officer
John Schwall	Officer / Board Member	Chief Operating Officer & Treasurer
Sophia Lee	Officer	General Counsel & Secretary

10. Association with the applicant has not ceased during the previous year.

The Exchange and its affiliates utilize third-party vendor software/services for certain other components of the Exchange, including:

First Derivatives plc

The Exchange has entered into a contract to license the Delta Surveillance product from First Derivatives plc, located at 45 Broadway, 20th Floor, New York, NY 10006. The Delta Surveillance product will be used by the Exchange for real time and historical research and analysis of trading activity on the Exchange. On January 4, 2016, IEX entered into a regulatory services agreement with FINRA for regulatory surveillance of trading activity on IEX. IEX also intends to enter into an allocation plan with FINRA pursuant to Rule 17d-2 under Securities Exchange Act of 1934, as amended ("Exchange Act"), to allocate certain IEX regulatory responsibilities to FINRA, subject to Commission approval. In addition, IEX intends to become a party to the multi-party allocation plan pursuant to Rule 17d-2 under the Exchange Act for the surveillance, investigation, and enforcement of common insider trading rules, subject to Commission approval.

1. Name and address of organization – First Derivatives plc (address: 45 Broadway, 20th Floor, New York, NY 10006)

2. Form of organization (e.g., association, corporation, partnership, etc.) – UK (Northern Ireland) public limited company

3. Name of state and statute citation under which organized. Date of incorporation in present form. - Registered on 31 January 2002 under the Companies (Northern Ireland) Order 1986.

4. Brief description of nature and extent of affiliation. - The Exchange will be entering into a contract to license the Delta Surveillance product from First Derivatives plc. The Delta Surveillance product will be used by the Exchange for real time and historical trade surveillance of the Exchange.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System. First Derivatives is a leading provider of products and consulting services to the capital markets industry. Focused on financial institutions that work cross-asset, often with multi-system and/or high volume trading activities, the Company scopes, designs, develops, implements and supports a broad range of mission critical data and trading systems across front, middle and back-office operations.

Incorporated in 1996, First Derivatives has served the capital markets industry since its incorporation. The Company holds a niche market position in terms of domain knowledge of capital market asset classes (equities, fixed income, foreign exchange, commodities, etc.), as well as expertise in leading financial services systems (such as Calypso, Murex, Opics, Summit, Principia, Opus, Wall Street, kdb+, etc). The Company continues to work closely with leading global financial institutions to enable client proprietary and 3rd Party systems cope with the demands of high volume, complex trading in an increasingly regulated market. This combination of domain knowledge and technical expertise in leading financial services technologies has motivated the Company to invest in developing its own product suite.

First Derivatives is a publicly held company, trading on the London Stock Exchange (LSE FDP.L) and Irish Stock Exchange (IEX:GYQ.I). The Company is headquartered in Newry, Northern Ireland from where it has established its research and development centre, its Capital Markets Competency Centre and its near-shore support facilities. The Company has continued to expand its service offering and now has operational bases in Europe, North America, Asia and Australia to service its global client base. The Exchange will be entering into a contract to license the Delta Surveillance product from First Derivatives plc. The Delta Surveillance product will be used by the Exchange for real time and historical research and analysis of trading activity on the Exchange.

6. A copy of the constitution. Not applicable. First Derivatives does not have a constitution.

7. A copy of the articles of incorporation or association including all amendments. Attached as Addendum C-7 is the Certificate of Incorporation of First Derivatives Plc.

8. A copy of existing by-laws or corresponding rules or instruments. Attached as Addendum C-8 is the Updated Copy of Memorandum and Articles of Association of First Derivatives Plc.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Current officers of First Derivatives Plc:

- Seamus Keating Non-executive Director (Chairman)

- David Anderson — Non-executive Director
- Patrick Brazel — Non-executive Director
- Keith MacDonald — Non-executive Director
- Brian Conlon — Chief Executive Officer
- Graham Ferguson — Chief Financial Officer
- John Kearns — Company Secretary

Audit Committee

- Keith MacDonald — Non-executive Director (Chairman)
- David Anderson — Non-executive Director
- Patrick Brazel — Non-executive Director

Remuneration Committee

- Patrick Brazel — Non-executive Director (Chairman)
- Seamus Keating — Non-executive Director
- David Anderson — Non-executive Director

10. Association with the applicant has not ceased during the previous year.

IEX Group, Inc. arrangements with third party vendors

IEXG has leased data center space at an Equinix, Inc. facility located at 800 Secaucus Road, Secaucus, NJ ("NY5") as well as a CenturyLinkfacility located at 1919 Park Avenue, Weehawken, NJ ("NJ2X"). IEX has also leased data center space with an Equinix facility located at 350 East Cermak Road, Chicago, IL to use as its DR facility. These data center spaces will be used to host the IEX infrastructure necessary for operating the System. IEX has also leased data center space with a Nasdaq-leased facility located at 1400 Federal Boulevard, Carteret, NJ and with a NYSE facility located at 1700 MacArthur Boulevard, Mahwah, NJ, to receive the necessary market data and report and publish trades to the SIP.

IEX Services LLC has entered into a Clearing Agreement with Broadcort, a division of Merrill Lynch, Pierce, Fenner & Smith, located at One Bryant Park, 6th Floor, New York, NY 10036, for the clearing of trades routed by the Exchange, via IEX Services LLC to other execution venues. Broadcort is responsible for the acceptance of trade files for clearing from IEX Services LLC for each trading day, and the submission of those trades as clearing records to the NSCC on a locked-in basis under Qualified Special Representative agreements between Broadcort and the Members which self-clear and/or the clearing firms of Members of the Exchange.

Addendum K-1

IEX Group, Inc.
5%+ Stockholders by Share Class
As of November 18, 2016

COMMON STOCK			
Name	Shares	% of Class	Date Issued
IVP Funds[1]	616,835	12.2%	March 18, 2016
Bradley Katsuyama	601,566	11.9%	June 29, 2012
Robert Park	362,740	7.2%	June 29, 2012
Ronan Ryan	362,740	7.2%	June 29, 2012
John Schwall[2]	362,740	7.2%	June 29, 2012
Sapphire Ventures Fund II, L.P.	280,467	5.5%	April 16, 2015
	2,587,088	**51.2%**	

SERIES A-1 PREFERRED STOCK			
Hans Kertess	40,000	10.7%	June 29, 2012
Richard Savoury	40,000	10.7%	June 29, 2012
Bradley Katsuyama	25,000	6.7%	June 29, 2012
Robert Park	25,000	6.7%	June 29, 2012
Rocky River and Related Parties[3]	25,000	6.7%	June 29, 2012
Bi-Lie Zhao	22,500	6.0%	June 29, 2012
Brett Mooney	22,500	6.0%	June 29, 2012
Nicole Kerr	22,500	6.0%	June 29, 2012
Ramsey Tabbara	22,500	6.0%	June 29, 2012
TLOBS Corp.	22,500	6.0%	June 29, 2012
Gregory Kerr Enterprises	22,500	6.0%	June 29, 2012
Craig Katsuyama	22,500	6.0%	June 29, 2012
Wesley Love	18,750	5.0%	June 29, 2012
Andrew Gansler	18,750	5.0%	June 29, 2012
	350,000	**93.3%**	

SERIES B-1 PREFERRED STOCK			
IVP Funds[1]	250,100	10.3%	November 18, 2016
Sapphire Ventures Fund II, L.P.	250,100	10.3%	November 18, 2016
Senator Global Opportunity Master Fund L.P.	200,000	8.2%	May 24, 2013
Capital Research and Management Company	190,000	7.8%	December 20, 2012
Third Point Loan LLC	162,887	6.7%	May 24, 2013 (130,000) November 18, 2016 (32,887)
Kistler Associates	148,566	6.1%	November 18, 2016
Iconiq Funds[4]	148,566	6.1%	November 18, 2016
	1,350,219	**55.3%**	

SERIES C PREFERRED STOCK			
Spark Capital Funds*[5]	882,353	40.0%	August 22, 2014
Bain Capital Funds[6]	318,633	14.4%	August 22, 2014 (294,118) November 18, 2016 (24,515)
Mass Mutual Ventures LLC	162,435	7.4%	August 22, 2014 (147,059) November 18, 2016 (15,376)
Rocky River and Related Parties[7]	147,059	6.7%	August 22, 2014
	1,510,480	**68.5%**	

Has "control", as defined in the instructions to the Form 1.

(1) Includes Institutional Venture Partners XV, L.P. and Institutional Venture Partners XV Executive Fund, L.P.

(2) Includes John Schwall and ROJO Investments LLC

(3) Includes Rocky River Partners, LP and Wade I. Massad Revocable Trust

(4) Includes Iconiq Strategic parnters II, L.P. and Iconiq Strategic Partners II-B, L.P.

(5) Includes Spark Capital IV, L.P. and Spark Capital Founders' Fund IV, L.P.

(6) Includes Bain Capital Venture Fund 2012, L.P., BCIP Venture Associates and BCIP Venture Associates-B

(7) Includes Rocky River Partners, LP, Cleveland Capital L.P. and UBS Financial as Custodian for Wade Massad IRA